March 16, 2006

Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Confirmation of Revenue Recognition Treatment as presented in our letter of March 13, 2006 and discussed in our telephone conversations of March 16, 2006.

Dear Mr. Wilson:

This letter confirms our understanding that based upon the facts and circumstances presented in our letter of March 13, 2006, and discussed in our telephone conversations of March 16, 2006, the staff of the SEC does not object to the Company’s proposed revenue recognition treatment with respect to annual software licenses bundled with professional services that do not involve significant production, modification, or customization of the software.

The Company confirms that it will account for the bundled arrangements by recognizing the entire arrangement fee ratably over the longer of the period over which the professional services are expected to be rendered, or the PCS period, beginning with the commencement of service. The Company also confirms that it will disclose its revenue recognition policy with respect to these bundled arrangements in the appropriate sections of those periodic reports it files with the SEC.

Thank you very much for your prompt attention in this matter. Please feel free to call me at (760) 602–1411 or Todd Schmidt, our CFO at (760) 602–1597.

Sincerely,

/s/ Jack McGannon
Jack McGannon
President & CEO
Document Sciences Corporation